June 24, 2009

Jeffrey Carfora
Chief Financial Officer
Peapack-Gladstone Financial Corp.
158 Route 206
Gladstone, New Jersey 07934

Re: Peapack-Gladstone Financial Corp.
    Form 10-K for December 31, 2008
    File Number 1-16197

Dear Mr. Carfora:

      We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Signatures, page 23

1.   This report must be signed by the company's chief accounting office. If one of the people signing this report is that person, please advise us supplementally. In future reports, the person signing as the chief accounting officer should be so identified.

Managements Discussion and Analysis   page 2

2.   We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of "Alt-A" type mortgages. If you do not hold or have not made or invested in these types of loans, please so note in future filings. If your holdings are other than inconsequential, please disclose and discuss in future filings.

3.   In the penultimate paragraph on page 2 you mention that much of the impairment charge was for the corporation's trust preferred pooled securities. In future reports please augment this discussion so that the reader has a better understanding of these securities.

Financial Statements

Note 2, Investment Securities Held to Maturity, page 42

4.   We note the summary of investment securities held to maturity includes an "Other Securities" line item for $11.5 million, equal to 22% of total securities held as of December 31, 2008. Considering the relatively inactive trading market for these securities, please tell us and in future filings discuss in MD&A any recent economic trends or other factors that could trigger an other-than-temporary impairment and its expected effect on future operations, cash flow and liquidity.

5.   We refer to the $55.3 million other-than-temporary impairment charge recorded in 2008 related to the trust preferred portfolio with a cost of $67.1 million and to related discussion in the "Other Income" section of Management's Discussion and Analysis on page 15 of Exhibit 13. Please tell us and describe in future filings how the $55.3 million impairment charge was determined. Consider in your response your disclosure in Note 3, "Investment Securities Held to Maturity" on page 10 of your September 30, 2008 10-Q which states that gross unrealized losses for "Other Securities" with a carrying amount of $48.4 million was $29.4 million.

6. Please tell us and discuss in future filings what specific events occurred between the filing date your September 30, 2008 10-Q and December 31, 2008 which resulted in the fourth quarter $55.3 million other-than-temporary impairment charge. Consider in your response the disclosure in Note 3 on page 11 of the September 30, 2008 10-Q states the following:

    • Management expected all these securities to return 100% of all their principal and interest.

    • The estimated fair value of these securities was $19.0 million with an original cost of $67.1 million.

    • The Company had senior and mezzanine tranche in the trust preferred securities which were protected from defaults by over-collateralization and cash flow default protection provided by subordinated tranches.

Note 3, Securities Available For Sale, page 44

7. We refer to the "Other Securities" line item for $4.3 million that has gross unrealized losses of $1.2 million, equal to 21% of total gross unrealized losses of $5.7 million and 71% of unrealized losses twelve months or longer as of December 31, 2008.   Please tell us and in future filings provide the following additional disclosure:

    • Describe the nature of these securities and their credit risk characteristics including any contractual conditions that provide protection against defaults.

    • State the reasons why these unrealized losses on these securities were considered other-than-temporary as of December 31, 2008.

    • Discuss in MD&A any recent market trends that could result in the recognition of other-than-temporary impairments and their expected maximum effect on future operations, cash flow and liquidity.

Note 9, Fair Value of Financial Instruments, page 49

8. We refer to the table on page 50 that describes assets measured on a non-recurring basis which shows held-to-maturity securities valued using Level 3 inputs. Please tell us and in future filings include, for fair value measurements using Level 3 inputs, the reconciliation showing changes due to realized and unrealized and gains and loses as required by

paragraphs 32(c) and 32(d) of SFAS 157. Refer to sample disclosure in paragraph A35 of SFAS 157.

9.   We refer to the methodology discussed on page 50 to determine the fair value of the trust preferred securities using discounted cash flow analysis. Please tell us and in future filings provide the following information:

- Tell us how the Company determined the validity and appropriateness of the various assumptions and input data used that were considered indicators of the collateral likely to default in future periods.

- Discuss any procedures to periodically update the assumptions and input data based on changes in the financial credit market that can affect the fair value of the underlying collateral

- Tell us the factual basis for assuming constant and not variable probable rates of default in excess of those based on historical performance was a valid assumption in the currently volatile financial credit market.

10.   We refer to the statement on page 50 that in prior periods the Company used a constant rate of default derived from the historical performance of the underlying collateral and during the fourth quarter of 2008 employed "the methodology described in the preceding paragraph" to assess other-than-temporary impairments of fair value. Taking into consideration that the preceding paragraph also referred to the use of a constant rate of default, please tell us and discuss in future filing the following:

- Describe the specific differences between the methodology previously used and that adopted during the fourth quarter of 2008.

- Explain why the change in valuation methodology employed during the fourth quarter of 2008 is preferable to that previously used.

- Provide us with a summary comparing the differences between both valuation methodologies and how the change has affected the valuation of the trust preferred securities.

Note 16, Business Segments, page 60

11.   We note the Company has adopted separate segment disclosure for the Banking and PGB Trust & Investments operations. In future filings please include in Management's Discussion and Analysis a discussion of the results of operations and liquidity of your operating segments. Refer to Item 303(A) of Regulation S-K.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please direct any questions on accounting matters to Edwin Adames at 202-551-3447, or to Amit Pande, Accounting Branch Chief, at 202-551-3423. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

                                Sincerely,

                                William C-L Friar
                                Senior Financial Analyst

By FAX to: Jeffrey Carfora
           908-781-2046